SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 Angel Court,

London EC2R 7AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATION OF BUSINESS PRUDENTIOL PLC TO BE HELD ON 23 MAY 2024

Dear Shareholder, I am pleased to write to you with details of this year’s Annual General Meeting (the ‘Meeting’) of Prudential plc (the ‘Company’). This year’s Meeting will again be held in hybrid form. The physical meeting will take place for the first time in Hong Kong, where our headquarters and management of the Group are based and where the Board regularly meets. Shareholders will also be able to join and participate in the Meeting electronically via the Lumi platform. The Meeting will be held at 4.30pm Hong Kong/Singapore time (9.30am London time) on Thursday, 23 May 2024. The physical meeting will be held at the Harbour View Ballroom, Level 4, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong. A step-by-step guide on how to join the Meeting online, ask questions and vote can be found on pages 22 and 23. Whilst the Board is delighted to be able to welcome shareholders to join us in person in Hong Kong, we appreciate that some shareholders who are accustomed to attending the Annual General Meeting in person in London may be disappointed that they will be unable to physically attend the Meeting this year. We will continue to ensure that all shareholders are able to participate in the Meeting fully online and, in addition, there will be an opportunity for UK-based shareholders to meet with myself, the CEO and management at an additional, informal shareholder event on 27 September 2024, with further details provided separately.Shareholders attending the Meeting will receive a small corporate souvenir. Light refreshments will be offered at the Four Seasons Hotel.Shareholder engagement and questionsThe Meeting is an important event in the Company’s corporate calendar and provides a valuable opportunity for shareholders to engage directly with the Board, whether in person or online, via the Lumi platform. The Meeting will be conducted in English and a simultaneous Cantonese interpretation will be provided. In addition to the opportunity to ask questions during the Meeting, shareholders may also submit questions in advance of the Meeting by email to secretariat@prudentialplc.com When submitting questions via email, shareholders are kindly requested to include their shareholder reference number. We will consider all questions received and endeavour to provide answers during the Meeting where appropriate. Should shareholders wish to follow up on any responses provided to questions asked at the Meeting, they are encouraged to do so by emailing secretariat@prudentialplc.com 2 Prudential plc Notice of Annual General Meeting 2024

Voting All shareholders are encouraged to vote either in advance or on the This document, for which the Directors of the Company day of the Meeting. Votes can be cast: collectively and individually accept full responsibility, includes 1. in person, at the Meeting; particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong 2. via the Lumi platform (available on the day of the Meeting); Limited for the purpose of giving information with regard to 3. via Equiniti Limited (‘Equiniti’) Sharevote website; the Company. 4. by completing and returning a paper ‘Form of Proxy’; or The Directors, having made all reasonable enquiries, confirm 5. if you are an institutional investor, you may be able to appoint that, to the best of their knowledge and belief, the a proxy electronically via CREST or the Proxymity platform. information contained in this document is accurate and As in previous years, I intend to call a poll on each resolution put to complete in all material respects and not misleading or the Meeting. This will ensure that we are able to engage with the deceptive, and there are no other matters the omission of greatest number of shareholders by including the votes cast by which would make any statement herein or this document shareholders who choose to vote ahead of the Meeting. misleading. A Chinese translation of this document is available on the Notice and Annual Report Company’s website or, on request, from Computershare Hong The formal Notice of Meeting (the ‘Notice’) together with the Kong Investor Services Limited, 17M Floor, Hopewell Centre, explanatory notes are set out on pages 4 to 17. This Notice is 183 Queen’s Road East, Wan Chai, Hong Kong. provided to shareholders on the UK register or the Hong Kong register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (‘CDP’) in Singapore. Should you wish to view the 2023 Annual Report or this Notice online, they are available on our website at www.prudentialplc.com Dividend The Company pays all dividends as interim dividends. Interim dividends do not require shareholder approval and no resolution on a dividend payment is included in the Notice. On 20 March 2024, the Company announced a dividend of 14.21 US cents per share. Shareholders on the UK and Hong Kong registers will continue to receive their dividend payments in pounds sterling or Hong Kong dollars respectively unless they have elected to receive US dollars. The dividend rate in pounds sterling and Hong Kong dollars will be announced on or around 2 May 2024. Details of the Company’s dividends, including currency election options and payment dates, can be found on our website at www.prudentialplc.com/en/investors/ shareholder-information/dividend/cash-dividend and on page 25. Recommendation The Directors consider that all resolutions set out in this Notice to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders vote in favour of all proposed resolutions. The Directors intend to vote, in respect of their own beneficial shareholdings, in favour of all proposed resolutions (with the exception of resolution 17, as in accordance with Rule 7.19A(1) of the Hong Kong Listing Rules (‘HKLR’), the Chair, the Executive Director and their respective associates will abstain from voting on resolution 17 for the reasons set out on page 13 of this Notice). Yours sincerely Shriti Vadera Chair 22 April 2024 Prudential plc Notice of Annual General Meeting 2024 3

Notice of Annual General Meeting and explanatory notes

Notice is hereby given that the 2024 Annual General Meeting of Prudential plc will be held on Thursday, 23 May 2024 at 4.30pm Hong Kong/Singapore time (9.30am London time) at the Harbour View Ballroom, Level 4, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and simultaneously online, via the Lumi platform. Shareholders will be asked to consider and, if thought fit, pass the resolutions set out below.

Resolutions 1 to 19 (inclusive) and resolution 23 will be proposed as ordinary resolutions; resolutions 20, 21, 22 and 24 will be proposed as special resolutions. For each ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution. For each special resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Annual report and accounts

Resolution 1.

To receive and consider the Accounts for the financial year ended 31 December 2023 together with the Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report on those Accounts (the '2023 Annual Report').

Explanatory notes

The formal business of the Meeting will begin with a resolution to lay before shareholders the 2023 Annual Report. Shareholders will have the opportunity to put questions about the 2023 Annual Report and other business to be conducted at the Meeting to the Directors before this resolution is voted on.

The 2023 Annual Report is available to view on the Company's website www.prudentialplc.com

Directors' Remuneration Report

Resolution 2.

To approve the Directors' Remuneration Report for the year ended 31 December 2023.

Explanatory notes

As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors' Remuneration Report for the year ended 31 December 2023.

The Directors' Remuneration Report is set out in full on pages 200 to 225 of the 2023 Annual Report. The 2023 Annual Report is available to view on the Company's website www.prudentialplc.com

The full version of the current Directors' Remuneration Policy, approved by shareholders on 25 May 2023, is also available on the Company's website www.prudentialplc.com

Election and re-election of Directors

Explanatory notes

In accordance with Provision 18 of the UK Corporate Governance Code, all Directors other than those retiring at the conclusion of the Meeting will offer themselves for re-election or, in the case of Mark Saunders, for election for the first time. David Law will retire at the conclusion of the Meeting and will not stand for re-election.

All Directors in office during 2023 were subject to a formal and rigorous performance evaluation. The Board considers that each of the Directors continues to discharge their duties and responsibilities effectively, demonstrates commitment to their role, and continues to make a strong contribution to the work of the Board and to the long-term sustainable success of the Company. Each Director brings valuable skills and experience to the Board and its Committees, and their individual contribution to Prudential is detailed in their biographies. The Board has determined that each Non-executive Director (with the exception of the Chair, whose independence is only assessed on appointment) continues to be independent and that there are no circumstances likely to impair their judgement in relation to Prudential Board matters.

When considering the independence of the Non-executive Directors, the Board took into account that both Jeremy Anderson and Jeanette Wong serve as non-executive directors of UBS Group AG and that Chua Sock Koong and Jeanette Wong serve as members of the Singapore Securities Industry Council. The Board has determined that these relationships do not affect the independence of those Non-executive Directors. Based on their contributions to Board discussions to date, the Board is confident that they can be expected to continue to demonstrate objectivity and independence of judgement.

Each independent Non-executive Director has confirmed their independence under the criteria set out in Rule 3.13 of the Hong Kong Listing Rules.

The Board, supported by the work carried out by the Nomination & Governance Committee, is actively engaged in an ongoing cycle of succession planning to support the Company's strategic objectives and is satisfied that it continues to maintain an appropriate level of diversity and balance of skills and experience. All Directors standing for election or re-election are recommended by the Nomination & Governance Committee. More detailed information about the activities of the Nomination & Governance Committee in 2023 can be found in the Company's 2023 Annual Report.

The Board recommends that shareholders approve the election of Mark Saunders and re-election of all the Directors standing for re-election.

4 Prudential plc Notice of Annual General Meeting 2024

Election of Directors who joined the Board since the last Meeting

Resolution 3. **To elect Mark Saunders as a Director of the Company.**



Independent Non-executive Director

Age: 60

Appointed to the Board: April 2024

Career

From April 2014 to December 2022, Mark was the Group Chief Strategy and Corporate Development Officer and a member of the executive committee of AIA Group Ltd. Mark started his actuarial career in 1988 at UK headquartered insurance business Clerical Medial Investment Group, relocating to Hong Kong in 1994. He joined Tillinghast (now Willis Towers Watson) in 1997 and during his 16-year tenure he led actuarial appraisal value assessments of insurers across 20 markets in Asia Pacific, ultimately becoming leader of the Hong Kong business.

Mark is a Fellow of the Faculty of Actuaries of the UK and the Actuarial Society of Hong Kong and holds an honours degree in Mathematics from the University of Manchester.

Membership of committees

Audit Committee (since April 2024)
Risk Committee (since April 2024)

Relevant skills and experience for Prudential

- Extensive knowledge of the insurance industry and Asia markets having been employed in the industry for 35 years
- Commercial insight gained as a senior executive of AIA and significant actuarial skills and experience

Key appointments

- Blackstone Inc (Senior Advisor)
- Bain International Inc (External Advisor)

Annual re-election of Directors

Resolution 4. **To re-elect Shriti Vadera as a Director of the Company.**



Chair, Non-executive Director (independent: on appointment)

Age: 61

Appointed to the Board:
May 2020 (Chair since January 2021)

Career

Shriti was Chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non-executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments.

From 2007 to 2009, Shriti was a minister in the UK Government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK Government's response to the global financial crisis and its Presidency of the G20. From 1999 to 2007 she was a member of HM Treasury's Council of Economic Advisers. Shriti's career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets.

Shriti holds a Bachelor's Degree in Philosophy, Politics and Economics from Oxford University.

Membership of committees

Nomination & Governance Committee (since May 2020, appointed Chair January 2021)

Shriti is a standing attendee of the Audit, Risk and Remuneration Committees and the Responsibility & Sustainability Working Group. She will join the Remuneration Committee from May 2024.

Relevant skills and experience for Prudential

- Senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest levels of international negotiations between governments and in multinational organisations
- Wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight into global and emerging markets and the macro-political and economic environment

Key appointments

- The Royal Shakespeare Company (Chair)
- Institute of International Finance (Board Member)
- World Bank Private Sector Investment Lab (Co-Chair)

Prudential plc Notice of Annual General Meeting 2024 5

Notice of Annual General Meeting and explanatory notes continued

Resolution 5. To re-elect Anil Wadhwani as a Director of the Company.



Executive Director & Chief Executive Officer

Age: 55

Appointed to the Board: February 2023

Anil is a standing attendee of the Audit, Nomination & Governance, Remuneration and Risk Committees and the Responsibility & Sustainability Working Group.

Career

Prior to joining Prudential, Anil served as President and CEO of Manulife Asia where he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company's largest source of core earnings. Prior to this, he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles.

Anil holds a Master's Degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor's Degree in Commerce from the Narsee Monjee College of Commerce and Economics.

Relevant skills and experience for Prudential

- With more than 30 years of experience in markets around the world, Anil is a global financial leader with significant expertise, particularly in Asia
- Anil has a proven track record of successful digital transformation, having led the modernisation of technology platforms across 13 markets in Asia in his role at Manulife

Resolution 6. To re-elect Jeremy Anderson as a Director of the Company.



Independent Non-executive Director

Age: 65

Appointed to the Board: January 2020 (Senior Independent Director since May 2023)

Career

Jeremy was formerly the Chair of Global Financial Services at KPMG International having previously been in charge of its UK financial services practice and held roles including Head of Financial Services at KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG's UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.

Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor's Degree in Science (Economics) from University College London.

Membership of committees

- Risk Committee (since January 2020, Chair since May 2020)
- Audit Committee (since January 2020)
- Nomination & Governance Committee (since November 2022)

Relevant skills and experience for Prudential

- Substantial leadership experience in financial services in the UK, Asia and the US
- More than 30 years of experience advising international companies on audit and risk management

Listed Company directorships

- UBS Group AG, including its subsidiary, UBS AG (Senior Independent Director and audit committee Chair)

Other key appointments

- Credit Suisse AG and Credit Suisse International (Non-executive Director)
- The Kingham Hill Trust (Trustee)
- The Productivity Group (Non-executive Director)

6 Prudential plc Notice of Annual General Meeting 2024

Resolution 7. To re-elect Arijit Basu as a Director of the Company.



Independent Non-executive Director

Age: 63

Appointed to the Board: September 2022

Career

Arijit retired as the Managing Director of State Bank of India (SBI) in September 2020 concluding a 40-year career, having joined in 1983. During his career, he held a number of senior positions at the bank, across retail, corporate and international banking, business process re-engineering, IT and risk management. He was Managing Director and Chief Executive Officer of SBI Life Insurance Company (a subsidiary of SBI), one of India's leading life insurers, from 2014 until 2018 and took it public in 2017.

Since his retirement from SBI, Arijit has worked as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO.

Arijit is a certified associate of the Indian Institute of Bankers. He holds a Master's Degree in History and a Bachelor's Degree in Economics from the University of Delhi.

Membership of committees

- Audit Committee (since September 2022)
- Responsibility & Sustainability Working Group (since September 2022)

Relevant skills and experience for Prudential

- Extensive experience in India's banking and insurance industries spanning nearly 40 years
- Held high-profile leadership roles and gained broad operational experience from various senior positions within SBI

Key appointments

- HDB Financial Services Ltd (Chair)
- Academic Council of the Reserve Bank of India (Chair)
- Peerless Hospitex Hospital and Research Center Ltd (Non-executive Director)

Resolution 8. To re-elect Chua Sock Koong as a Director of the Company.



Independent Non-executive Director

Age: 66

Appointed to the Board: May 2021

Career

From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia's leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer, where she was responsible for Singtel's financial functions, including treasury, tax, insurance, risk management and capital management. From April 2018 until March 2024, Sock Koong was a Non-executive Director of Cap Vista Pte Ltd and from March 2018 until March 2024, she was a Non-executive Director of the Defence Science and Technology Agency.

Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor's Degree in Accountancy from the University of Singapore.

Membership of committees

- Remuneration Committee (since May 2021, Chair since May 2022)
- Nomination & Governance Committee (since May 2022)
- Sock Koong served on the Audit Committee from May 2021 until May 2022.

Relevant skills and experience for Prudential

- More than 30 years' experience working in business leadership and operations with significant experience in the Asia market
- Significant boardroom experience, having served in several C-suite roles throughout her career

Listed company directorships

- Bharti Airtel Limited (Non-executive Director)
- Royal Philips NV (Non-executive Director)
- Ayala Corporation (Non-executive Director)

Other key appointments

- The Singapore Public Service Commission (Deputy Chair)
- The Singapore Council of Presidential Advisers (Member)
- Singapore Securities Industry Council (Member)

Prudential plc Notice of Annual General Meeting 2024 7

Notice of Annual General Meeting and explanatory notes continued

Resolution 9. To re-elect Ming Lu as a Director of the Company.



Independent Non-executive Director

Age: 66

Appointed to the Board: May 2021

Career

Ming is the Executive Chairman, Asia Pacific at KKR Asia Limited and a partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee and the KKR Asian Portfolio Management Committee. Since 2018 he has played an important role in KKR's Asia growth and expansion. He has served as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee.

Ming previously worked for CITIC, China's largest direct investment firm, before moving to Kraft Foods International Inc. He was President of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across several countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Unisteel Technology International Limited, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a Non-executive Director of Jones Lang LaSalle Inc from 2009 to 2021.

Ming holds a Master's Degree in Business Administration from the University of Leuven and a Bachelor's Degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering.

Membership of committees

- Nomination & Governance Committee (since May 2021)
- Remuneration Committee (since May 2022)
- Ming served on the Risk Committee from May 2021 until May 2022.

Relevant skills and experience for Prudential

- More than 30 years of experience investing in and developing businesses throughout the Asia Pacific region
- Brings deep knowledge and up-to-date insights on China and other key markets

Key appointments

- KKR Asia Ltd (Executive Chair, Asia Pacific)
- Goodpack Pte Limited, a KKR portfolio company (Director)

8 **Prudential plc** Notice of Annual General Meeting 2024

Resolution 10. To re-elect George Sartorel as a Director of the Company.



Independent Non-executive Director

Age: 66

Appointed to the Board: January 2022

Career

From 2014 to 2019 George was the regional Chief Executive Officer of Allianz's Asia Pacific business, having previously held a range of senior roles within the company, including Chief Executive of both Allianz Italy and Allianz Turkey, Global Head of Change Programmes for Allianz Group, and General Manager of Allianz Malaysia and Allianz Australia and New Zealand. George also sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George's career began at Manufacturers Mutual Insurance in Australia in 1973, before its acquisition by Allianz in 1998.

George holds a Master's Degree in International Business Studies from Heriot-Watt University.

Membership of committees

- Responsibility & Sustainability Working Group, Chair (since May 2022)
- Nomination & Governance Committee (since May 2022)
- Risk Committee (since May 2022)
- Remuneration Committee (since May 2023)

Relevant skills and experience for Prudential

- Considerable operational expertise in the insurance industry gained over a 40-year career, including experience of digital transformation
- A range of senior leadership roles, including as regional Chief Executive Officer of Allianz AG's Asia Pacific business and several country-head positions prior to that

Listed company directorships

- Insurance Australia Group Limited (Non-executive Director)

Resolution 11. To re-elect Claudia Suessmuth Dyckerhoff as a Director of the Company.



Independent Non-executive Director

Age: 57

Appointed to the Board: January 2023

Career

Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in several senior roles. She was responsible for helping to build the firm's healthcare services and systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China's national healthcare systems. From March 2021 until October 2023, Claudia was also a Non-executive Director of Huma Therapeutics Ltd, a global health technology company.

Claudia holds a PhD in Business Administration from the University of St. Gallen in Switzerland and a Master's Degree in Business Administration from CEMS/ ESADE in Barcelona.

Membership of committees

- Risk Committee (since January 2023)
- Responsibility & Sustainability Working Group (since January 2023)

Relevant skills and experience for Prudential

- Considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Her board experience has helped her develop valuable insights around the implementation of transformation through technology, digital and data
- Knowledge of Asian markets, particularly China, having been based in Shanghai for nearly 15 years and Hong Kong for a further two years

Listed company directorships

- Ramsay Health Care Ltd (Non-executive Director)
- Clariant AG (Non-executive Director)
- Roche Holding AG (Non-executive Director)

Other key appointments

- QuEST Global Services Private Ltd (Non-executive Director)

Prudential plc Notice of Annual General Meeting 2024 9

Notice of Annual General Meeting and explanatory notes continued

Resolution 12. To re-elect Jeanette Wong as a Director of the Company.



Independent Non-executive Director

Age: 64

Appointed to the Board: May 2021

Career

From 2008 to 2019, Jeanette led DBS Group's institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, she was the DBS Group's Chief Financial Officer from 2003 to 2008, having previously been Chief Administrative Officer. As part of her role at DBS Group, Jeanette held Non-executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a Non-executive Director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Jeanette is a member of the UBS Board, where she has served as a member of the audit committee since 2019.

Jeanette holds a Master's Degree in Business Administration from the University of Chicago and a Bachelor's Degree in Business Administration from the National University of Singapore.

Membership of committees

- Appointed Chair of the Audit Committee: March 2024 (member since May 2021)
- Risk Committee (since May 2021)
- Responsibility & Sustainability Working Group (since November 2021)
- Jeanette Wong succeeded David Law as Audit Committee Chair from 20 March 2024.

Relevant skills and experience for Prudential

- Over 35 years of operational experience in financial services
- Extensive knowledge and experience of ASEAN markets as well as significant boardroom experience gained from a number of non-executive roles

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Non-executive Director and audit committee member)
- Singapore Airlines Limited (Non-executive Director)

Other key appointments

- Council of CareShield Life (Chair)
- GIC Pte Ltd (Non-executive Director)
- PSA International Pte Ltd (Non-executive Director)
- Singapore Securities Industry Council (Member)

Resolution 13. To re-elect Amy Yip as a Director of the Company.



Independent Non-executive Director

Age: 72

Appointed to the Board: September 2019

Career

Amy was formerly a Non-executive Director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, and Vita Green (Hong Kong) and an executive director of Reserves Management at the Hong Kong Monetary Authority.

From 2006 to 2010, Amy was Chief Executive Officer of DBS Bank (Hong Kong) Limited, where she was also head of its wealth management group and Chair of DBS asset management. From 1996 to 2006, Amy held various senior positions at the Hong Kong Monetary Authority. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold senior appointments at Rothschild Asset Management and Citibank Private Bank.

Amy has a Master's Degree in Business Administration from Harvard Business School and a Bachelor's Degree in Arts (History) from Brown University.

Membership of committees

- Audit Committee (since March 2021)
- Amy served on the Remuneration Committee from September 2019 until March 2021.

Relevant skills and experience for Prudential

- Extensive skills and experience in asset management, banking, insurance, and regulation following a career spanning more than 40-years
- Substantial experience of China and South-east Asian markets having occupied roles across these regions for much of her career

Listed company directorships

- EFG International AG (including its subsidiary, EFG Bank AG) (Non-executive Director)
- TP ICAP Group plc (Non-executive Director)

Other key appointments

- AIG Insurance Hong Kong Limited (Non-executive Director)

10 Prudential plc Notice of Annual General Meeting 2024

Reappointment of auditor Resolution 14. To re-appoint Ernst & Young LLP (‘EY’) as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid. Explanatory note Following the recommendation of the Company’s Audit Committee and Board, shareholders will be asked to approve the appointment of EY as the Company’s auditor, to hold office until the conclusion of the Company’s 2025 Annual General Meeting. Remuneration of auditor Resolution 15. To authorise the Company’s Audit Committee, on behalf of the Board, to determine the amount of the auditor’s remuneration. Explanatory note Shareholders will be asked to grant authority to the Company’s Audit Committee to determine the remuneration of EY. Political donations Resolution 16. That the Company, and all companies that are its subsidiaries at any time during the period for which this resolution is effective, be and are hereby generally and unconditionally authorised for the purposes of Sections 366 and 367 of the Companies Act 2006 (the ‘2006 Act’), in aggregate, to: i. make political donations to political parties and/or independent election candidates not exceeding Ł50,000 in total; ii. make political donations to political organisations other than political parties not exceeding Ł50,000 in total; and iii. incur political expenditure not exceeding Ł50,000 in total, (as such terms are defined in Sections 363 to 365 of the 2006 Act) provided that the aggregate of such donations and expenditure shall not exceed Ł50,000 during the period beginning with the date of passing this resolution and expiring at the earlier of 30 June 2025 and the conclusion of the Annual General Meeting of the Company to be held in 2025, unless such authority has been previously renewed, revoked or varied by the Company at a general meeting. The Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired. Explanatory notes The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent. Prudential has a clear policy not to make political donations (no political donations were made in the year ended 31 December 2023). However, although the Company intends to continue to adhere to its policy of not making donations to political parties or to independent election candidates (and will not do so without the specific endorsement of its shareholders) the broad definitions used in the 2006 Act make it possible for normal business activities of the Company, which might not be thought of as political expenditure or donations to political organisations in the usual sense, to be caught. The Company does not believe there is a material risk of it inadvertently making such donations. In accordance with established best practice, it is the Company’s intention to seek renewal of this resolution on an annual basis. Renewal of authority to allot ordinary shares Resolution 17. That the Directors be and are hereby authorised, generally and unconditionally, pursuant to Section 551 of the 2006 Act, to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company for a period expiring at the earlier of 30 June 2025 and the conclusion of the Annual General Meeting of the Company to be held in 2025 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the said authority had not expired) and for a maximum aggregate nominal amount of: A. Ł27,496,701 (such amount to be reduced by any allotments or grants made under paragraph (B) or (C) of this resolution 17 so that in total no more than Ł45,782,008 can be allotted under paragraphs (A) and (B) of this resolution 17, and no more than Ł91,564,017 can be allotted under paragraphs (A), (B) and (C)); B. Ł45,782,008 (such amount to be reduced by any allotments or grants made under paragraph (A) or (C) of this resolution 17 so that in total no more than Ł45,782,008 can be allotted under paragraphs (A) and (B) of this resolution 17, and no more than Ł91,564,017 can be allotted under paragraphs (A), (B) and (C)) in connection with an offer or invitation: Prudential plc Notice of Annual General Meeting 2024 11

Notice of Annual General Meeting and explanatory notes continueda. to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and b. to holders of other equity securities (as defined in section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; C. 91,564,017 (such amount to be reduced by any allotments or grants made under paragraph (A) or (B) of this resolution 17 so that in total no more than 91,564,017 can be allotted under paragraphs (A), (B) and (C) of this resolution 17) in connection with a rights issue: a. to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and b. to holders of other equity securities (as defined in Section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and D. the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting. Explanatory notes At last year’s Annual General Meeting, shareholders renewed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company (referred to collectively as Allotments). That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority and to extend the authority to make Allotments in connection with rights issues as further described below. The Company has no present plans to undertake a rights issue or to issue new shares (or grant options over such new shares) other than in connection with its employee and agent share plans. The Company may also issue new shares pursuant to any scrip dividend alternative that may be offered by the Directors in respect of any dividend (see explanatory notes to Resolution 23). This authority will give the Directors the flexibility permitted by the HKLR and corporate governance guidelines to issue shares where they believe it is for the benefit of shareholders to do so. This authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2025 and the conclusion of the 2025 Annual General Meeting. This resolution needs to comply with the requirements of the HKLR as a result of the Company’s listing on the Hong Kong Stock Exchange (‘HKSE’). As a consequence, paragraphs (A), (B) and (C) of resolution 17 relate to different tranches of the Company’s issued ordinary share capital which, when taken together, cover an aggregate nominal amount equal to 91,564,017 representing approximately 1,831,280,349 ordinary shares. This amount is approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 7 April 2024, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Investment Association. To protect shareholders’ interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 17, will cover an aggregate nominal amount equal to 91,564,017 representing approximately 1,831,280,349 ordinary shares (the ‘Allotment Limit’). The Allotment Limit is equal to approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 7 April 2024, the latest practicable date prior to publication of this Notice. Paragraph (A) of resolution 17 authorises the Directors to make Allotments of an aggregate nominal amount equal to 27,496,701 (representing approximately 549,934,038 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital as at 7 April 2024. This authority will be reduced by the amount of any allotments or grants made under paragraphs (B) and (C) of resolution 17, to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 17 does not exceed the Allotment Limit. Paragraph (B) of resolution 17 authorises the Directors to make Allotments of an aggregate nominal amount equal to 45,782,008 (representing approximately 915,640,174 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 17 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association. This authority will be reduced by the amount of any allotments or grants made under paragraphs (A) and (C) of resolution 17 to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 17 does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 17 does not exceed the Allotment Limit. The HKLR does not permit the Directors to allot, on a non-preemptive basis, shares or rights to shares that would represent more than 20 per cent of the total issued ordinary share capital as at the date on which the resolution granting them a general authority to allot is passed. Accordingly, paragraph (A) of resolution 17 restricts the authority of the Directors to the 20 per cent threshold. 12 Prudential plc Notice of Annual General Meeting 2024

Paragraph (C) of resolution 17 authorises the Directors to make Allotments of an aggregate nominal amount equal to £91,564,017 (representing approximately 1,831,280,349 ordinary shares in the Company) in connection with only a rights issue to ordinary shareholders or holders of other equity securities. This authority will be reduced by the amount of any allotments or grants made under paragraphs (A) and (B) of resolution 17 to ensure that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 17 does not exceed the Allotment Limit. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 17 by approximately 46 percentage points, which is in line with guidance issued by the Investment Association.

The Directors are aware of the latest Investment Association Share Capital Management Guidelines published in February 2023, which update the previous guidance to incorporate all fully pre-emptive offers, not just fully pre-emptive rights issues, in respect of the authority to allot a further (one-third) of the total issued ordinary share capital of the Company. The Directors have decided that they will limit Paragraph (C) of the allotment authority to rights issues this year, which reflects the terms of a waiver to Rule 7.19A(1) of the HKLR granted by the HKSE (as further described below in this Explanatory Note). The Directors consider the current limitation to rights issues provides sufficient flexibility to the Company for present purposes.

Under Rule 7.19A(1) of the HKLR, if a proposed rights issue would increase either the number of issued shares or the market capitalisation of the Company by more than 50 per cent (on its own or when aggregated with any other rights issues or open offers announced within the previous 12 months or prior to such 12-month period where dealing in respect of the shares issued pursuant thereto commenced within such 12-month period), then the issue must be made conditional on approval by minority shareholders in a general meeting by a resolution on which the directors (excluding independent non-executive directors) and their associates must abstain from voting.

However, the HKSE has granted a waiver to the Company on 4 May 2010 from strict compliance with the above requirements in order to place the Company on an equal footing with other UK listed companies. The waiver has been granted on the basis that:

A. the directors (excluding independent non-executive directors) and their associates would abstain from voting on the relevant resolution in their capacity as shareholders at the Meeting; and
B. if the Company were to do a further rights issue, the Company would not need to obtain further minority shareholder approval under Rule 7.19A(1) of the HKLR provided that:
   a. the market capitalisation of the Company will not increase by more than 50 per cent as a result of the proposed rights issue; and
   b. the votes of any new Directors appointed to the Board since the Meeting would not have made a difference to the outcome of the relevant resolution at the Meeting if they had been shareholders at the time and they had in fact abstained from voting.

Paragraph (D) of resolution 17 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company's share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (D) of resolution 17 following the exercise of options and awards under the Company's share schemes adopted prior to or on the date of the Meeting.

Extension of authority to allot ordinary shares to include repurchased shares

Resolution 18.

That the authority granted to the Directors to allot shares and to grant rights to subscribe for or to convert any security into shares up to a total nominal value of £27,496,701 pursuant to paragraph (A) of resolution 17 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 22 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 17 exceeding £91,564,017.

Explanatory notes

As permitted by the HKLR, resolution 18 seeks to extend the Directors' authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 17 to include any shares repurchased by the Company under the authority to be sought by resolution 22.

Prudential plc Notice of Annual General Meeting 2024 13

Notice of Annual General Meeting and explanatory notes continuedRenewal of authority to allot preference shares Resolution 19. That the Company be and is hereby authorised to allot and to grant rights to subscribe for or to convert securities into Sterling Preference Shares up to a maximum aggregate nominal value of Ł20 million (representing two billion Sterling Preference Shares in the Company), to allot and to grant rights to subscribe for or to convert securities into Dollar Preference Shares up to a maximum aggregate nominal value of US$20 million (representing two billion Dollar Preference Shares in the Company), and to allot and to grant rights to subscribe for or to convert securities into Euro Preference Shares up to a maximum aggregate nominal value of €20 million (representing two billion Euro Preference Shares in the Company) for a period expiring at the conclusion of the Annual General Meeting of the Company to be held in 2029, save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the said authority had not expired. Explanatory notes The Company obtained shareholder approval in May 2019 to allot preference shares. This approval lasts five years and expires in May 2024. The renewal of this authority is primarily sought to preserve the Company’s ability to structure hybrid regulatory capital issues which it might decide to make based on future financing needs and market conditions. The Directors have no immediate plans to make use of this authority, which will expire in five years from the date of this resolution. Rule 13.36(2)(b) of the HKLR provides that the Company may seek a general mandate from its shareholders to allot or issue securities subject to a restriction that the aggregate number of securities allotted must not exceed the aggregate of 20 per cent of the existing issued share capital of the Company. The Company sought, and the HKSE granted, a waiver to the Company on 1 April 2014 from strict compliance with Rule 13.36(2)(b) of the HKLR such that the Company (a) was permitted to seek the five-year mandate from its shareholders for allotting preference shares in May 2014 and (b) is able to renew such five-year mandate periodically without being subject to Rule 13.36(2)(b) of the HKLR. As such, the Company is not required to seek an equivalent waiver from the HKSE in relation to the authorities sought in this resolution or any replacement authorities that may be sought in five years’ time. Renewal of authority for disapplication of pre-emption rights Resolution 20. That if resolutions 17 and/or 18 are passed the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 17 and/or 18 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2025 and the conclusion of the Annual General Meeting of the Company to be held in 2025 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be limited: A. to the allotment of equity securities and sale of treasury shares in connection with an offer of, or an invitation to apply for, equity securities in accordance with paragraphs (B) and (C) of resolution 17 above; and B. otherwise than under paragraph (A) above, in the case of any allotment of equity securities and sale of treasury shares the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to this authority under the authority conferred on the Directors by paragraph (A) of resolution 17 and/or 18 and/or a sale of ordinary shares held by the Company as treasury shares for cash is Ł6,874,175.Explanatory notes At last year’s Annual General Meeting, shareholders passed a special resolution giving the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a special resolution to renew this authority. This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 7 April 2024 the Company held no treasury shares. The authority is sought for a maximum nominal value of 6,874,175 representing approximately 137,483,509 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 7 April 2024. As regards rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. 14 Prudential plc Notice of Annual General Meeting 2024

Annual renewal of this authority is sought in line with the Statement of Principles on Disapplying Pre-Emption Rights published by the Pre-Emption Group in 2022 (the ‘Statement of Principles 2022’). In respect of the authorities sought under resolutions 20 and 21, the Directors acknowledge the provisions of the Statement of Principles 2022 and the revised guidelines on share capital management issued by UK’s Investment Association which include an increase in the dis-application of pre-emption rights limits. However, at this time, the Directors consider it appropriate to retain the previous limits of 5 per cent of the total issued ordinary share capital of the Company in resolutions 20 and 21 and have not adopted the increased limits of 10 per cent set out in the Statement of Principles 2022, nor do the resolutions specifically provide for follow-on offers. The Directors will keep emerging market practice under review but consider that the limits of 5 per cent provide sufficient flexibility to the Company for present purposes. While there are no current plans to make use of the authority granted in resolutions 20 and 21, if the powers are used in relation to a non-pre-emptive offer, the Directors confirm their intention to follow the shareholder protections in paragraph 1 of Part 2B of the Statement of Principles 2022. While the resolutions do not specifically provide for follow-on offers, where relevant, the Directors confirm their intention to follow the expected features of a follow-on offer as set out in paragraph 3 of Part 2B of the Statement of Principles 2022.This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2025 and the conclusion of the 2025 Annual General Meeting. Additional authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments Resolution 21. That if resolutions 17 and 18 are passed the Directors be and are hereby authorised in addition to any authority granted under resolution 18 to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 17 and/or 18 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2025 and the conclusion of the Annual General Meeting of the Company to be held in 2025 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be: A. limited to the allotment of equity securities and sale of treasury shares up to a nominal amount of Ł6,874,175; and B. used only for the purposes of financing (or refinancing, if the authority is to be used within twelve months after the original transaction) a transaction which the Board determines to be either an acquisition or a specified capital investment of a kind contemplated by the Statement of Principles 2022. Explanatory notes In line with the guidance in the Statement of Principles 2022, resolution 21 requests shareholder approval, by way of a separate special resolution, for the Directors to allot equity securities or sell treasury shares for cash in connection with acquisitions or capital investments without first being required to offer such securities to existing shareholders in proportion to their existing holdings, in addition to the general authority to disapply pre-emption rights sought under resolution 20. In accordance with the Statement of Principles 2022, the Directors confirm that this authority will only be used in connection with an acquisition or specified capital investment that is announced contemporaneously with the issue, or that has taken place in the preceding twelve month period and is disclosed in the announcement of the issue. This authority only extends to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 7 April 2024 the Company held no treasury shares. The authority is sought for a maximum nominal value of 6,874,175 representing approximately 137,483,509 ordinary shares in the Company, which is approximately 5 per cent of the issued ordinary share capital of the Company as at 7 April 2024, the latest practicable date prior to publication of this Notice. While the Directors have no present intention of exercising this specific authority to disapply pre-emption rights, the Directors consider that the authority sought at this year’s Meeting will benefit the Company and its shareholders generally since there may be occasions in the future when the Directors need the flexibility to finance acquisitions or capital investments by issuing shares for cash without a pre-emptive offer to existing shareholders. Prudential plc Notice of Annual General Meeting 2024 15

Notice of Annual General Meeting and explanatory notes continuedRenewal of authority for purchase of own shares Resolution 22.That the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that: A. Such authority be limited: i. to a maximum aggregate number of 274,967,019 ordinary shares; ii. by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of: a. an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and b. the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses; B. Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2025 and the conclusion of the Annual General Meeting of the Company to be held in 2025, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and C. All ordinary shares purchased pursuant to said authority shall be either: i. cancelled immediately upon completion of the purchase; or ii. held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act. Explanatory notes The Directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. The Directors believe that it is an important part of the financial management of the Company to have the flexibility to repurchase issued shares in order to manage its capital base. The Company will only seek to purchase shares where the Directors believe this would be in the best interests of shareholders generally, which may include, for example, to return capital to shareholders, or to manage share dilution from the vesting of awards under its employee and agent share plans or the take-up of any scrip dividend option if a scrip dividend alternative were to be offered (see explanatory notes to resolution 23). The authority will only be used after careful consideration, taking into account market conditions prevailing at the time, other investment and financing opportunities and the overall financial position of the Company, as well as other relevant factors and circumstances at that time, for example the effect on earnings per share. No purchases of shares would be conducted on the HKSE. Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of 13,748,350, representing 274,967,019 ordinary shares which is approximately 10 per cent of the Company’s issued share capital as at 7 April 2024, at prices not lower than five pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle-market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out. The Company may retain any shares it purchases as treasury shares with a view to possible reissue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to reissue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. This authority will expire at the earlier of 30 June 2025 and the conclusion of the 2025 Annual General Meeting. A waiver from strict compliance with Rule 10.06(5) of the HKLR was granted by the HKSE on 4 May 2010 (and updated on 24 February 2016, 29 April 2021, 21 March 2022 and 18 April 2023). Under Rule 10.06(5) of the HKLR, the listing of all shares which are purchased by the Company shall automatically be cancelled upon purchase and the Company must apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) of the HKLR has been amended such that shares purchased by the Company to hold as treasury shares will remain listed and the listing will not be suspended or cancelled and any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees’ share scheme shall not, for the purposes of the HKLR, constitute a new issue of shares and shall not require a new listing application to be made. In accordance with the terms of this waiver, the Company confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold. 16 Prudential plc Notice of Annual General Meeting 2024

The Company has options and awards outstanding over 3,621,701 ordinary shares, representing approximately 0.13 per cent of the Notice for general meetings Company’s ordinary issued share capital as at 7 April 2024 (the latest practicable date prior to the publication of this Notice). If the Resolution 24. existing authority given at the 2023 Annual General Meeting and That a general meeting other than an Annual General Meeting the authority sought by this resolution 22 were to be fully used these may be called on not less than 14 clear days’ notice. outstanding options and awards would represent 0.16 per cent of the Company’s ordinary issued share capital at that date. Explanatory notes Under the 2006 Act, the notice period required for general meetings Authority to allot ordinary shares instead of of the Company is 21 clear days unless shareholders approve a cash in respect of any dividend paid shorter notice period (which cannot however be less than 14 clear days). Annual General Meetings are still required to be held on at Resolution 23. least 21 ‘clear days’ notice. Approval for a shorter notice period was sought and received from shareholders at the last Annual General That the Directors be empowered, up to the conclusion of the Meeting and to preserve this ability, this resolution 24 seeks renewal Annual General Meeting of the Company to be held in 2027, to of the approval for a notice period of 14 days to apply to general exercise the powers in Article 160 of the Company’s Articles of meetings. The shorter notice period will not be used as a matter of Association (as from time to time varied), to the extent and in routine, but only where flexibility is merited by the business of the the manner determined by the Directors, to offer and allot meeting and is thought to be to the advantage of shareholders as a ordinary shares (credited as fully paid) instead of cash in whole. If used, an electronic voting facility will be provided. respect of any dividend or any part of any dividend declared or paid from time to time, or for such period as the Directors may Annual General Meetings will continue to be held on at least 21 clear determine, and for such purposes to capitalise the appropriate days’ notice. nominal amounts out of the sums standing to the credit of any The approval will be effective until the earlier of 30 June 2025 or the reserve or account of the Company, to the extent that the conclusion of the Company’s 2025 Annual General Meeting when it Directors decide, at their discretion, to offer a scrip dividend is intended that a similar resolution will be proposed. alternative in respect of any such dividend or period. Explanatory notes By order of the Board of Directors Under the Company’s Articles of Association, the Directors may operate a scrip dividend alternative which gives shareholders the right to elect to receive additional ordinary shares credited as fully paid instead of cash in respect of any dividend or any part of any Tom Clarkson dividend. The Directors would have the power to adopt an Company Secretary ‘evergreen’ scheme that allows shareholders to elect to receive 22 April 2024 additional shares for every dividend paid, until they notify the Company that their election is cancelled. This resolution empowers the Board to make a scrip dividend alternative available for a three-year period in line with the Investment Association Share Capital Management Guidelines. The Company does not currently offer a scrip dividend alternative, but shareholder approval is being sought for the flexibility it offers. The Company is exploring the use of a scrip dividend alternative which would involve issuance of relevant new ordinary shares only on the Hong Kong line. If a scrip dividend alternative were to be offered, the Company would seek to actively manage the dilutive effect of resulting share issuances (for example, by buying back shares). Prudential plc Notice of Annual General Meeting 2024 17

Additional information

Board of Directors

As at the date of this document, the Board of Directors of the Company comprises:

Chair
Shriti Vinodkant Vadera

Executive Director
Anil Wadhwani, Chief Executive Officer

Independent Non-executive Directors
Jeremy David Bruce Anderson CBE, Arijit Basu, Chua Sock Koong, David John Alexander Law ACA, Ming Lu, George David Sartorel, Mark Vincent Thomas Saunders FIA, FASHK, Claudia Ricarda Rita Suessmuth Dyckerhoff, Jeanette Kai Yuan Wong and Yok Tak Amy Yip.

David Law will not stand for re-election at this Meeting.

Save as disclosed above, none of the Directors standing for election or re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

Directors' remuneration

As at the date of this Notice, Non-executive Directors (excluding the Chair) are paid a base fee of US$125,000 per annum, with additional fees for membership or chairing of a Board Committee or Working Group as set out in the table below. Shriti Vadera is the Chair of the Company. She receives an annual fee of US$966,000, which includes her committee duties. Jeremy Anderson is the Senior Independent Director of the Company, and he receives an annual fee of US$61,000, in addition to his Board and Committee fees.

Role	Annual fee US$
Audit Committee	37,000 (Member) / 92,000 (Chair)
Risk Committee	37,000 (Member) / 92,000 (Chair)
Remuneration Committee	37,000 (Member) / 80,000 (Chair)
Nomination & Governance Committee	18,000 (Member) / NIL (Chair)
Responsibility & Sustainability Working Group (note)	27,000 (Member) / 55,000 (Chair)

Note: In 2024, the Board plans to establish a Sustainability Committee to replace the Responsibility & Sustainability Working Group.

Salary levels for the Executive Director are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context. The current basic salary of Anil Wadhwani is HK$12,281,000. In addition, Anil Wadhwani is eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors' Remuneration Report in the 2023 Annual Report.

Interests in the share capital of the Company

As at 7 April 2024, being the latest practicable date prior to the publication of this document, the Directors standing for election and re-election held the following beneficial interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. For further information please refer to the Directors' Remuneration Report in the 2023 Annual Report.

Directors' interests in shares, options and awards[1]

	Total beneficial interest (number of shares)	Interests in ordinary shares under option	Option exercise price (HK$)	Option exercise periods
Chair				
Shriti Vadera	117,500	n/a	n/a	n/a
Executive Director				
Anil Wadhwani	243,373	403,578	0.48	each tranche of the award can be exercised within 30 days of vesting
Non-executive Directors				
Jeremy Anderson	9,157	n/a	n/a	n/a
Arijit Basu	3,804	n/a	n/a	n/a
Chua Sock Koong	15,000	n/a	n/a	n/a
David Law	11,054	n/a	n/a	n/a
Ming Lu	12,600	n/a	n/a	n/a
George Sartorel	5,000	n/a	n/a	n/a
Mark Saunders	13,750	n/a	n/a	n/a
Claudia Suessmuth Dyckerhoff	4,800	n/a	n/a	n/a
Jeanette Wong	9,600	n/a	n/a	n/a
Amy Yip	9,791	n/a	n/a	n/a

Notes

1 The Directors' beneficial interests in shares are shown as at 7 April 2024, being the latest practicable date prior to the publication of this Notice.

None of the Directors standing for election or re-election has an interest in the Company's loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Major shareholders

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital, as at 31 December 2023, as notified and disclosed to the Company in accordance with the UK Disclosure Guidance and Transparency Rules.

As at 31 December 2023	% of total voting rights
BlackRock, Inc	5.08
Norges Bank	3.10

No notifications have been received from year end to 7 April 2024.

18 Prudential plc Notice of Annual General Meeting 2024

Notes to Notice of Meeting Appointing a proxy 1. Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company. 2. Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods: i. Completing and returning the enclosed Form of Proxy; ii. For members on the UK register, electronic proxy appointment by logging in to the website of Equiniti, the Company’s registrar, at www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the accompanying Form of Proxy. Full details of the procedures are given on the website. If you have already registered with Equiniti’s online portfolio service Shareview, you may submit your proxy vote by logging in to your portfolio at www.shareview.co.uk using your user ID and password. Once logged in simply click ‘View’ on the ‘My Investments’ page, click on the link to vote, then follow the on-screen instructions; iii. If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 4.30pm Hong Kong/Singapore time (9.30am London time) on 21 May 2024 to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy; or iv. If you are a member of CREST, by using the CREST electronic appointment service. IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 4.30pm Hong Kong/Singapore time (9.30am London time) on 21 May 2024. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 13 May 2024 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (‘Computershare Hong Kong’), the Hong Kong branch share registrar, by the deadline above. 3. If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the 2023 Annual Report, please contact Equiniti on +44 (0) 371 384 2035 or Computershare Hong Kong on +852 2862 8555. Lines at Equiniti are open from 8.30am to 5.30pm London time Monday to Friday, excluding bank holidays in England and Wales. Lines at Computershare Hong Kong are open from 9.00am to 6.00pm (Hong Kong time) Monday to Friday, excluding public holidays in Hong Kong. 4. To be valid, a Form of Proxy, or other instrument appointing a proxy, must be received by post at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6GJ no later than 9.30am London time on 21 May 2024 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4.30pm Hong Kong/Singapore time on 21 May 2024. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 13 May 2024 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above. 5. The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person, or via the Lumi platform, if they wish to do so. 6. Any person to whom this Notice is sent who is a person nominated under Section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/ she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. 7. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company. 8. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Prudential plc Notice of Annual General Meeting 2024 19

Notes to Notice of Meeting continued9. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear. com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 9.30am London time on 21 May 2024. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. 10. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. 11. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001. 12. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior). Appointing corporate representatives 13. Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. Entitlement to attend, vote and ask questions at the Meeting 14. To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register or Hong Kong branch register as at 6.30pm London time on 21 May 2024 (4.30pm Hong Kong time on 21 May 2024) (or, in the event of any adjournment, 6.30pm London time, two days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered on CDP’s register as at 5.00pm Singapore time on 13 May 2024 (or in the event of an adjournment 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting. 15. Any member or their proxy attending the Meeting has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if: i. to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information; ii. the answer has already been given on a website in the form of an answer to a question; or iii. it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered. 16. The Company will continue its practice of calling a poll on all resolutions at the Meeting. The voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld. This practice ensures all votes cast either at the Meeting or through proxies are included in the result. 17. Members or their proxies/corporate representatives wishing to attend the Meeting in person will be asked for photo ID on arrival.20 Prudential plc Notice of Annual General Meeting 2024

Security 18. We do not permit behaviour that may interfere with anyone’s security, comfort, safety or the good order of the Meeting and any such behaviour will be dealt with appropriately by the Chair of the AGM. Anyone who does not comply may be removed from the meeting. To ensure the safety of all shareholders and attendees, security checks may be carried out on entry to the venue of the Meeting. The use of cameras and recording equipment are not permitted during the Meeting. Mobile phones and other electronic communication devices should be switched to silent mode.Extreme weather conditions 19. Shareholders should decide themselves whether they will attend the physical meeting in bad weather conditions bearing in mind their personal circumstances. We recommend all shareholders familiarise themselves with the procedures for joining the Meeting electronically (set out on pages 22 and 23 of this document), in case the Meeting is held during bad weather conditions. In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the HKSAR Government is in force in Hong Kong at or at any time after 12.00 noon (Hong Kong time) on the date of the Meeting, the meeting may be adjourned or the time and / or place of the Meeting may be changed. If the Company chooses to adjourn or change the time and / or place of the Meeting, it will publish an announcement on its website at www.prudentialplc.com and the HKEX news website at www.hkexnews.hk to notify the shareholders of the date, time and place of the adjourned or postponed Meeting. The Meeting will be held as scheduled when an Amber or a Red Rainstorm Warning Signal and / or a Typhoon Warning Signal No. 3 or below is in force.Issued share capital 20. As at 7 April 2024 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,749,670,194 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 7 April 2024 were 2,749,670,194 votes. The Company does not hold any shares in treasury. Miscellaneous 21. Under Section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: i. the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or ii. any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website. 22. A copy of this Notice and other information required by Section 311A of the 2006 Act, may be found at www.prudentialplc.com/ investors/shareholder-information/agm/2024 23. Members have the right to request information to enable them to determine that their vote was validly recorded and counted. If you wish to receive this information please contact our Registrar, Equiniti, on +44 (0) 371 384 2035. Lines are open from 8.30am to 5.30pm London time Monday to Friday, excluding bank holidays in England and Wales. Alternatively you can write to Equiniti Limited Aspect House, Spencer Road, Lancing, West Sussex, BN99 6GJ. 24. You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chair’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated. Privacy 25. The Company may process personal data of attendees at the Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data which may be made available on our website at www. prudentialplc.com. The Company shall process such personal data in accordance with its privacy policy, which can be found at www.prudentialplc.com/~/media/Files/P/Prudential-V3/ content-pdf/prudential-plc-privacy-policy-oct2019.pdfPrudential plc Notice of Annual General Meeting 2024 21

Joining the Prudential plc 2024 Annual General Meeting remotely

Prudential plc will be enabling shareholders to attend and participate in the 2024 Annual General Meeting electronically, should they wish to do so.

Accessing the Annual General Meeting website

The Lumi platform can be accessed online using the most recent version of Chrome, Firefox or Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the Annual General Meeting using this method, please go to https://web.lumiagm.com/155917786 on the day.

An active internet connection is always required in order to allow you to cast your vote when the poll opens, submit questions and listen to the audiocast. It is the user's responsibility to ensure you remain connected for the duration of the Meeting.

Logging in

- On accessing the Lumi Platform, you may be asked to enter a Meeting ID which is 155-917-786.
- You will then be prompted to enter your unique Shareholder Reference Number (SRN), which is printed on your Form of Proxy or online voting card.
- You will also be asked to enter a PIN – this is the first two and last two digits of your SRN.
- Access to the Meeting via the website will be available from 3.30pm Hong Kong time (8.30am London time) on 23 May 2024; however, please note that the voting facility will not be enabled until the Chair formally declares the poll open.

Broadcast

The Meeting will be broadcast live. Once logged in, and at the commencement of the Meeting, you will be able to listen to the proceedings of the Meeting on your device, as well as view and vote on the resolutions to be put forward to the Meeting, once the poll is open (see 'Voting' for further details).

Voting

Once the Chair has formally opened the Meeting, she will explain the voting procedure. Voting will be enabled on all resolutions at the start of the formal Meeting on the Chair's instruction. This means shareholders may, at any time while the poll is open, vote electronically on any or all the resolutions in the Notice of Meeting. Resolutions will not be put forward separately.

Once the resolutions have been proposed, the list of resolutions will appear, along with the voting options available.

- Select the option that corresponds with how you wish to vote, 'FOR', 'AGAINST' or 'WITHHELD'.
- Once you have selected your choice, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received – there is no submit button.
- If you make a mistake or wish to change your vote, simply select the correct choice.
- If you wish to cancel your vote, select the 'cancel' button.
- You will be able to do this at any time while the poll remains open and before the Chair announces its closure at the end of the Meeting.

Questions

Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the 'Request to speak' option. Details of how to access the 'Request to speak' button will be provided on the day of the Meeting once you are logged into the Lumi platform.

To ask a question via the Lumi Messaging function, select the messaging icon from within the navigation bar and type your question at the top of the screen. To submit your question, click on the arrow icon to the right of the text box.

Duly appointed proxies and corporate representatives

To obtain your unique SRN and PIN, please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. You will need to have a valid appointment of proxy or letter of representation. The appointment of a proxy must be made in accordance with the details contained within this notice of meeting. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time for your unique SRN and PIN.

Mailboxes are monitored from 9:00am to 5:00pm London time, Monday to Friday (excluding public holidays in England and Wales).


LUMI
LUMI

22 **Prudential plc** Notice of Annual General Meeting 2024

Annual General Meeting website:

https://web.lumiagm.com/155917786

To log in you must have your SRN and PIN – see 'logging in' section for details.

1

Open the Lumi platform and you may then be prompted to enter the Meeting ID (155-917-786). If you attempt to login to the website before 8.30am London time on 23 May 2024, a pop-up dialogue box will appear.


LUMI

2

After accessing the website, you will be prompted to enter your unique SRN and PIN (see 'logging in' section for details).


PRUDENTIAL
Prudential Annual General Meeting 2024

3

When successfully authenticated, you will be taken to the Home screen.



4

To view the meeting presentation, expand the 'Broadcast Panel', located at the bottom of your device. If viewing through a browser, it will appear automatically. This can be minimised by pressing the same button.


LUMI

5

When the Chair declares the poll open, a list of all resolutions and voting choices will appear on your device. Scroll through the list to view all resolutions.



6

For each resolution, press the choice corresponding with the way in which you wish to vote. When selected, a confirmation message will appear.



7

If you change your mind, simply press the correct choice to override your previous selection.

To cancel your vote, press 'Cancel'.

To return to the voting screen while the poll is open, select the voting icon.



8

If you would like to ask a question via the Lumi messaging function, select the messaging icon. Type your message within the chat box at the bottom of the messaging screen.

Click the send button to submit.

Questions can also be submitted verbally via the 'Request to speak' option. Details of how to access the 'Request to speak' button will be provided on the day of the Meeting, once you are logged into the Lumi platform.

Prudential plc Notice of Annual General Meeting 2024 23

Joining the Prudential plc 2024 Annual General Meeting in person The physical element of the Prudential plc 2024 Annual General Meeting will be held at: Harbour View Ballroom, Level 4 Four Seasons Hotel Hong Kong 8 Finance Street Central, Hong Kong    at 4.30pm Hong Kong/Singapore time (9.30am London time) on Thursday, 23 May 2024. You will be requested to present photo ID on arrival.The Notice of Meeting and all other details for the Annual General Meeting are available on our website: https://www.prudentialplc.com/investors/shareholder-information/ agm/2024 More details on how to get to the Four Season Hotel Hong Kong can be found at https://www.fourseasons.com/hongkong/getting-here/24 Prudential plc Notice of Annual General Meeting 2024

Shareholder information

Documents available for inspection

Copies of documents listed below are available for inspection during normal business hours at 1 Angel Court, London, EC2R 7AG, the registered office of the Company, Monday to Friday (UK public holidays excepted) and will be available at the place of the Meeting from 4.15pm on Thursday 23 May 2024 until the conclusion of the Meeting.

The documents available for inspection are:

- the service contract between the Prudential Group and the Executive Director; and
- the letters of appointment and terms and conditions of appointment between the Company and the Non-executive Directors (including the Chair).

If you would like to make arrangements to inspect any of the above documents, please contact secretariat@prudentialplc.com

The above documents will also be displayed at the Company's principal place of business in Hong Kong, 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Dividend mandates

Shareholders can request direct dividends to their bank account online at www.shareview.co.uk and by telephone on +44 0371 384 2035. If you are an overseas shareholder then you may be able to make use of the overseas payment service provided by Equiniti which enables your dividends to be paid in local currency direct to your bank account.

To obtain further information about this service, please contact Equiniti on the number above or alternatively visit: www.shareview.co.uk/4/Info/Portfolio/Default/en/Home/Shareholders/Pages/Overseas-Payment-Service.aspx

Dividend currency

The Company announces its dividends in US dollars. Shareholders on the UK register may elect to receive their dividend payment in pound sterling or in US dollars. If no election is made, the shareholder will receive payment in pound sterling.

Shareholders on the Hong Kong register may elect to receive their dividend payment in Hong Kong dollars or US dollars. If no election is made, the shareholder will receive payment in Hong Kong dollars.

Those holding their shares on the UK or Hong Kong registers may elect to receive payment for this and future dividends in US dollars. If a shareholder has previously made an election to receive payment for future dividends in US dollars, they will continue to receive payment in US dollars until the election has been revoked.

Such election or instructions to revoke a previous election must be received by the relevant share registrar on or before 24 April 2024. Elections can be made by contacting the relevant registrar whose contact details, and further information, can be found on Prudential's website: www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election

Cash dividend alternative

The Company operates a Dividend Reinvestment Plan ('DRIP') in the UK. Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP are available at www.shareview.co.uk/4/Info/Portfolio/default/en/home/shareholders/Pages/ReinvestDividends.aspx

2023 second interim dividend timetable

The timetable for the 2023 second interim dividend is as follows:

2023 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	28 March 2024	–	1 April 2024
Record date	2 April 2024	2 April 2024	2 April 2024
Payment date	16 May 2024	16 May 2024	On or around 23 May 2024

Prudential plc Notice of Annual General Meeting 2024 25

Shareholder information continuedSpecial token of appreciation for our shareholders As a token of our appreciation of your support, each shareholder attending the Meeting will receive one small corporate souvenir. If a shareholder is also appointed as proxy/proxies/representative/ representatives of other shareholder(s), or a proxy/representative represents multiple shareholders, the number of souvenirs each of the shareholder, proxy or representative will receive is still limited to one. Electronic communications Shareholders are encouraged to elect to receive corporate communications electronically. Using electronic communication will save on printing and distribution costs, and create environmental benefits. Shareholders located in the UK can elect to receive corporate communications electronically by registering with Shareview at www.shareview.co.uk Shareholders who have registered will be sent an email notification when corporate communications are available on the Company’s website and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or Form of Proxy. Please contact Equiniti if you require any assistance or further information. Shareholders located in Hong Kong can elect to receive corporate communications electronically by registering with Computershare Hong Kong. Shareholders who have registered will receive an email notification when corporate communications are available on the Company’s website. Please contact Computershare Hong Kong if you require any assistance or further information. The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (‘CDP’) in Singapore. How to manage shareholdings Information on how to manage shareholdings can be found at https://www.shareview.co.uk/4/Info/Portfolio/default/en/home/ help/Pages/Help.aspx. The pages at this web address provide the following: – answers to commonly asked questions regarding shareholder registration; – links to downloadable forms, guidance notes, and Company history fact sheets; and – a choice of contact methods – via email, phone, or post. If the answer to a question is not included in the information provided, shareholders can send enquiries via secure email from these pages. A form will need to be completed, together with a shareholder reference number, name, address and email address, if desired. Share dealing services The Company’s UK Registrar, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address below or telephone +44 (0) 371 384 2035. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call +44 (0) 345 603 7037 between 8.30am and 5.30pm (London time), Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing ShareGift Shareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudentialplc.com/investors/shareholder-information/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0) 20 7930 3737 or from www.ShareGift.org UK shareholder enquiries For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company registrar: By post Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6GJ By telephone Tel +44 (0) 371 384 2035 Lines are open from 8.30am to 5.30pm (London time), Monday to Friday, excluding UK bank holidays. Computershare Investor Services plc will be replacing Equiniti as the Company’s Registrar later this year. Further information including full contact details will be made available to shareholders nearer the time and will be incorporated into all future shareholder communications following the transition. Hong Kong shareholder enquiries Shareholders on the Hong Kong register should direct enquiries regarding their accounts to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555. Lines at Computershare Hong Kong are open from 9.00am to 6.00pm (Hong Kong time), Monday to Friday, excluding public holidays in Hong Kong. American Depositary Receipts (‘ADRs’) The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JPMorgan Chase, the authorised depositary bank, at Shareowner Services, PO Box 64504, St. Paul, MN 55164-0504, USA. Telephone: +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com Singapore shareholder enquiries Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to The Central DepositoryOperating Hours Monday to Friday – 8.30am to 5.00pm (Singapore time) Saturday, Sunday & Public Holidays – Closed Email : asksgx@sgx.com Contact Centre : +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.26 Prudential plc Notice of Annual General Meeting 2024

Prudential public limited company Incorporated and registered in England and Wales with limited liability Registered office 1 Angel Court London EC2R 7AG Registered number 1397169 www.prudentialplc.com Principal place of business 13th Floor One International Finance Centre 1 Harbour View Street Central Hong Kong Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.Prudential plc Notice of Annual General Meeting 2024 27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 April 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary